RESIGNATION AS DIRECTOR AND OFFICER

TO: **KUSHI RESOURCES INC. (the "Corporation")**

FROM: **GREG CORCORAN**

I, **GREG CORCORAN**, hereby resign as a Director and the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Corporation.

I acknowledge to the Corporation that my resignation as a director and officer of the Corporation is not due to, and has not been caused by, in whole or in part, any disagreement with the Corporation, whether related to the Corporation's operations, policies, practices or otherwise.

Dated effective the 10th day of September, 2009.

GREG CORCORAN